SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Call notice for General Shareholders´ Meeting” dated on April 7, 2010.

March 22, 2010 (02 pages)

For more information, contact:

Norair Ferreira do Carmo
TELESP, Sao Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo, Brazil – March 22, 2010) - The Shareholders of Telecomunicações de São Paulo S.A. - TELESP are hereby called to the General Shareholders´ Meeting to be held at 11:00 a.m. on April 7, 2010 at the Company headquarters located at Rua Martiniano de Carvalho, 851 -Auditorium, Bela Vista, Sao Paulo - SP, to deliberate on the following agenda:

1. To examine the management’s accounts, analyze, discuss and vote on the Company´s Financial Statements, related to the fiscal year ended on December 31, 2009;

2. To deliberate on the management proposal for net income allocation for the fiscal year of 2009;

3. To elect the members of the Board of Directors for a new tenure;

4. To elect the members of the Audit Committee for a new tenure;

5. To determine the remuneration for managers and members of the Audit Committee.

GENERAL INSTRUCTIONS:

(i) In accordance to Article 12 of the Company’s Bylaws, may only take part and vote in the General Meeting, the shareholders whose shares are registered in their name, in the own book, up to 72 (seventy two) hours before the appointed date for the respective Meeting.

(ii) Individual shareholders must present identity card and CPF.

(iii) In order to confer more celerity and efficiency to the work of the General Meeting, according to the paragraph 2nd, article 12 of the Company’s Bylaws, the corresponding powers-of-attorney for the General Meeting must be filed at the Company’s headquarters, at Rua Martiniano de Carvalho, 851, 14th floor, Sao Paulo - SP (at Gerência Jurídica Societária; telephones 3549-7428; 3549-7228 and 3549-7423), on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. and until 11:00 a.m. on April 5, 2010. Such powers-of-attorney must have special authorities and be accompanied by certified copies of the Bylaws and by the corporate acts that prove the power of the corporate entity, as well identity card and CPF of legal representatives, and investment funds also shall submit, a certified copy of its regulation. Powers-of-attorney issued abroad must be consulate; the documents drawn up in a foreign language should be translated to Portuguese and its translations recorded in the Registry of Deeds and Documents.

(iv) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares shall submit an abstract with the respective shareholder stake, issued by the custodian body as of April 5, 2010, inclusive.

(v) According to CVM´s rule n°165 and n°282, 5% (five per cent) is the minimum percentage of participation in the voting capital stock to require the adoption of multiple voting process to elect any member of the Board of Directors;

(vi) The documents listed in Article 133 of the Corporations Law were published in the “Diário Oficial do Estado de São Paulo” and in the newspaper “Valor Econômico”, edition of February, 12, 2010, and is available to shareholders, along with other documents related to the agenda of the day, at the Company headquarters, being able for consulting at the CVM – Securities Commission – website (www.cvm.gov.br) and Bovespa – Bolsa de Valores do Estado de São Paulo – website (www.bovespa.com.br).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 23, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director